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02019529

[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washing]ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47444

RECEIVED FEB 28 2002 340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schield Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7991 Shaffer Pkwy, #300
(No. and Street)

Littleton	CO	80127-3736
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schield (303) 985-9999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name — *if individual, state last, first, middle name*)

600 S. Cherry Street, #815	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Marshall Schield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schield Securities LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Title

Notary Public

MARLA LEGOSKI NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHIELD SECURITIES LLC
(SEC File No. 8-47444)

Financial Statements and Supplemental Schedules for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report and Supplemental Report on Internal Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894

INDEPENDENT AUDITORS' REPORT

Marshall L. Schield, Member
Schield Securities LLC
Littleton, Colorado

We have audited the accompanying statements of financial condition of Schield Securities LLC as of December 31, 2001 and 2000, and the related statements of operations, changes in members' equity, and cash flows for the years then ended which you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schield Securities LLC as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, PC

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 5, 2002

SCHIELD SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2001	DECEMBER 31, 2000
Cash	$ 1,614	$ 21,811
Marketable Securities	22,768	6,888
Investments (Note B)	46,100	46,100
	$ 70,482	$ 74,799

LIABILITY AND MEMBERS' EQUITY

	2001	2000
Liabilities:		
Commissions payable	$ -	$ 3,679
Members' equity	70,482	71,120
	$ 70,482	$ 74,799

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2001	YEARS ENDED DECEMBER 31, 2000
REVENUES:		
Commission income	$ 91,163	$ 300,194
Interest and dividends	314	54
Realized and unrealized gain on marketable securities	786	1,730
	92,263	301,978
EXPENSES:		
Commissions	34,892	257,620
Overhead charges paid to related entity (Note C)	49,580	15,000
Other	8,429	10,332
	92,901	282,952
NET (LOSS) INCOME	$ (638)	$ 19,026

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2000	$	9,294
Member contributions		42,800
Net income		19,026
Members' equity at December 31, 2000		71,120
Net loss		(638)
Members' equity at December 31, 2001	$	70,482

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2001	YEARS ENDED DECEMBER 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (638)	$ 19,026
Adjustments to reconcile Net (Loss) Income to Net Cash Used for Operations:		
Realized and unrealized gain on investments	(786)	(1,730)
Decrease in commissions payable	(3,679)	(843)
Decrease in deposits	-	(12,500)
NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES	(5,103)	3,953
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of marketable securities	(65,314)	(65,503)
Sale of marketable securities	50,220	65,485
Purchase of investments	-	(46,100)
NET CASH USED FOR INVESTING ACTIVITIES	(15,094)	(46,118)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions	-	42,800
NET CASH USED FOR FINANCING ACTIVITIES	-	42,800
NET (DECREASE) INCREASE IN CASH	(20,197)	635
CASH AT BEGINNING OF YEAR	21,811	21,176
CASH AT END OF YEAR	$ 1,614	$ 21,811

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

A. Summary of Significant Accounting Policies

Organization

Schield Securities LLC (Company) is a Colorado limited liability Company that works with a custodian who holds legal title to the client's investments. The client's investments are with various funds offered through Fidelity Investments. The Company is not engaged in effecting purchases or sales of securities for the accounts of others.

Commissions are generated whenever new Fidelity investments are made. Fidelity pays a commission to the custodian, after retaining a portion for itself. The custodian, in turn, pays the Company, who pays various broker-dealers after retaining a small portion to cover its administrative effort.

Cash and cash equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consists of mutual funds and are valued at market value. All marketable securities are defined as trading securities. The resulting difference between cost and market value is included in the income statement. The cost of the securities sold is determined using the specific identification method. Market values are determined based on quoted prices at the balance sheet date. Included in the income statements are unrealized gains of $235 for 2001 and unrealized gains of $263 for 2000.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their individual returns.

SCHIELD SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

A. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes with the 2001 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Investments

The Company purchased stock and warrants in The Nasdaq Stock Market, Inc. The stock and warrants have been valued at cost, which the Company believes to be a fair value. It is anticipated that Nasdaq will trade its stock to the public in the near future at which time the investment will be reclassified to marketable securities.

C. Transactions with Related Entities

The Company shares office space and certain employees with two related entities. The Company pays an administrative charge, on a basis determined by management, to cover costs related to office space, supplies and staffing. Certain members' of the Company are also officers or partners of the related entities.

For the year ended December 31, 2001, the Company also shared a discretionary percentage of its revenue to reimburse a related entity for certain overhead costs. The amount of $49,580 has been recorded in the income statement.

SCHIELD SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2001, the Company's net capital was $17,917 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers".

SCHIELD SECURITIES LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$70,482
DEDUCTIONS:	
Haircuts on securities	(6,465)
Nonallowable assets	(46,100)
NET CAPITAL	$17,917
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHIELD SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894

February 5, 2002

To The Members
Schield Securities LLC
Littleton, Colorado

In planning and performing our audit of the financial statements of Schield Securities LLC for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Schield Securities LLC, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by Schield Securities LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Harding and Hittesdorf, PC

HARDING AND HITTESDORF, P.C.
Certified Public Accountants